FIDELITY D & D BANCORP, INC.

Blakely and Drinker Streets

Dunmore, Pennsylvania 18512

May 10, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Madeleine Mateo

Re:	Request for Acceleration of Effectiveness
Fidelity D & D Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-271616

To Whom It May Concern:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fidelity D & D Bancorp, Inc. (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 4:00 PM, Eastern Time, on Friday, May 12, 2023, or as soon as practicable thereafter.

Please contact our counsel, Erik Gerhard, Bybel Rutledge LLP at 717-731-8302 or gerhard@bybelrutledge.com, should you have any questions with respect to this request and to confirm effectiveness of the Registration Statement.

Yours truly,

FIDELITY D & D BANCORP, INC.

By:	/s/ Daniel J. Santaniello
Daniel J. Santaniello
President & Chief Executive Officer